Exhibit 15.1

Ratios

Liquid financial assets over total assets

	At December 31,
Thousands of U.S. dollars	2022	2021	2020
Cash and cash equivalents	1,091,527	318,127	584,681
Other current investments	438,448	397,849	872,488
Bonds and other fixed income	113,574	312,619	239,422
Liquid financial assets	1,643,549	1,028,595	1,696,591
Total assets	17,550,246	14,449,431	13,716,189
Ratio	0.09	0.07	0.12

Total liabilities to total assets ratio

	At December 31,
Thousands of U.S. dollars	2022	2021	2020
Total liabilities	3,515,809	2,343,729	2,269,716
Total assets	17,550,246	14,449,431	13,716,189
Ratio	0.20	0.16	0.17

Current borrowings to total borrowings

	At December 31,
Thousands of U.S. dollars	2022	2021	2020
Current borrowings	682,329	219,501	303,268
Total borrowings	728,762	330,933	619,007
Ratio	0.94	0.66	0.49